United States securities and exchange commission logo





                           September 25, 2023

       Fen Ye
       Chairlady and Director
       Lixiang Education Holding Co. Ltd.
       No. 818 Hua Yuan Street
       Liandu District, Lishui City
       Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co. Ltd.
                                                            Amendment No.1 to
Registration Statement on Form F-1
                                                            Filed September 15,
2023
                                                            File No. 333-274209

       Dear Fen Ye:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed September 15, 2023

       Introduction, page ii

   1. We note that your definition of China excludes, for purposes of this prospectus, Hong
                                                        Kong, Macau and Taiwan.
We also note that you have included disclosure stating that
                                                        "legal and operational
risks associated with operating in China may also apply to
                                                        operations in Hong
Kong." Please amend your disclosure to remove "may," in order to not suggest that the legal
and operational risks are only a possibility.
 Fen Ye
FirstName LastNameFen   YeCo. Ltd.
Lixiang Education Holding
Comapany 25,
September NameLixiang
              2023      Education Holding Co. Ltd.
September
Page 2    25, 2023 Page 2
FirstName LastName
Permissions Required for Our Operations in China, page 10

2. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
Risk Factors Summary, page 21

3. Please ensure that each summary risk factor referencing risks related to your business structure and risks relating to doing business in China has a cross-reference to the relevant individual detailed risk factor. This cross-reference should include both the risk factor title and the page number.
       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Stephanie Tang